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                                                                 EXHIBIT (a)(6)

                     Form of Notice to Tendering Employees

   Dear    :

   On behalf of InfoSpace, Inc. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") certain outstanding options (the "Options") that were granted under the InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan and the 2001 Nonstatutory Stock Option Plan (the "2001 Plan") for restricted shares of common stock (the "Restricted Stock") which the Company will issue under the 2001 Plan.

   The Offer expired at 9:00 p.m., Pacific Standard Time, on November    ,
2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options to
purchase a total of [   ] shares of common stock and cancelled all such Options.

   The Company has accepted for exchange and cancelled your Options to purchase shares of common stock (the "Eligible Options"). Additionally, the Company
has cancelled your options to purchase     shares of common stock for which no
shares of restricted stock are being exchanged.

   In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive one share of Restricted Stock for every four (4) shares of common stock subject to your cancelled Eligible Options.

   The Restricted Stock will be subject to the terms and conditions of the 2001 Plan and a restricted stock agreement between you and the Company. The Restricted Stock will be held in the custody of Paine Webber until it vests. Subject to the terms and conditions of the 2001 Plan and your restricted stock agreement, the Restricted Stock will vest in equal amounts every three months beginning February 27, 2002. Your vested shares will not actually be delivered to your Paine Webber account until you provide for the payment to us of the federal, state and foreign income and employment withholding taxes to which you become subject as a result of the vesting of your Restricted Stock by execution of an irrevocable standing order to sell shares with Paine Webber.

   In accordance with the terms of the Offer, in order to receive the unvested portion of the Restricted Stock, you must remain an employee of the Company or one of its subsidiaries through the dates the Restricted Stock vests. If you do not remain an employee of the Company or one of its subsidiaries for the required periods, you will forfeit unvested Restricted Stock and you will not receive any other consideration for the options tendered by you and cancelled by the Company.

   If you have any questions about your rights in connection with the grant of Restricted Stock, please call Brent Satterlee, at (425) 709-8008.

                                          Sincerely,

                                          /s/ NAVEEN JAIN
                                          _____________________________________
                                          NAVEEN JAIN